EXHIBIT 99 (d)(3)
[OPENWAVE LOGO]

May 28, 2002

Mr. David Hose
c/o 5665 Flatirons Parkway
Boulder, CO 80302

Dear David:

We are pleased to offer you the opportunity to join Openwave Systems Inc. (“Openwave” or the “Company”) as an employee serving in a position commensurate with your experience and abilities, and reporting to the COO or CEO, in the Company’s discretion, for at least two years from the Start Date (defined below). The offer of employment contained in this Agreement supersedes your current employment with SignalSoft Corporation (“SignalSoft”) and is being entered into in simultaneously with and in connection with the Agreement and Plan of Merger and Reorganization between the Company and SignalSoft (the “Merger Agreement”), and its effectiveness is contingent upon the closing of the transaction (the “Merger”) as contemplated by the Merger Agreement. Should the Merger not close, this Agreement shall be null and void. Conditioned upon presenting proper work authorization (as contemplated below), your employment in Boulder, Colorado for Openwave shall commence upon the closing of the Merger (“Start Date”).

Your monthly salary will continue to be $18,334 per month or $220,008 on an annualized basis. You will, of course, be eligible for future increases and bonuses in the Company’s discretion. As an employee, you are eligible to participate in our comprehensive employee benefit programs. A summary is enclosed which explains our benefits and other value-added programs in more detail. The primary components of our benefits package include: (1) Comprehensive Medical, Dental and Vision Care Coverage; (2) 401(k) Savings Plan; (3) Life and Disability Insurance; and (4) Vacations and Holidays. You will also be reimbursed for necessary travel, entertainment and other authorized expenses as provided in the Company’s Business Travel and Entertainment Expense Policy. The Company provides a New Hire Orientation, during which you will learn more about Openwave’s business, culture, benefits and policies. You will be notified by our Human Resources Department regarding the specific orientation details for your location.

Your employment with Openwave is for no specified period and constitutes “at will” employment. As a result, you, and/or the Company, each have the right to terminate the employment relationship at any time for any reason, with or without cause.

As you know, the Company has required that you enter into this letter agreement including the non-compete provisions contained below as a necessary condition for the Company to enter into the Merger Agreement. You acknowledge that the Company will be paying you approximately $4 million in exchange for all shares of SignalSoft Corporation that you presently own prior to or in connection with the Closing of the Merger. In addition, as President and CEO of SignalSoft Corporation, you have acquired (and in your role at the Company, the Company expects you to continue to acquire) knowledge of sensitive and confidential information relating to product development road maps, marketing plans, competitive plans and pricing strategies and trade secrets (the “Confidential Information”). Were you to directly or indirectly be engaged in any business in direct competition with the Company or its subsidiaries, you acknowledge that the Confidential Information could readily be used by you and provide the competing business with a significant competitive advantage against the Company.

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Therefore, you agree that during your employment with the Company and for a period ending (a) twenty-four (24) months from the termination of your employment should your employment with the Company end within twelve (12) months after the Closing of the Merger; (b) eighteen (18) months from the termination of your employment should your employment end within twelve (24) months after the Closing of the Merger; or (c) twelve (12) months from the termination of your employment with the Company should your employment terminate more than thirty-six (36) months after the Closing of the Merger, you will not, without the written consent of the Company, whether as an individual, proprietor, partner, stockholder, officer, employee, director, consultant, joint venturer, investor, lender, or in any other capacity whatsoever, in all cities, counties, states, and countries worldwide in which the business of the Company or its affiliates is then being conducted or its products are being sold:

i.
engage in any business role (at or with Comverse, CMG, Ericsson, Intrado, Nortel, Nokia, or Qualcomm (or any of their subsidiaries or affiliates controlled by or under common control with the respective entity)) with a business, division, or product group that is in Competition with the existing business of the Company or its subsidiaries (which shall include SignalSoft’s business); or

ii.	engage in any business or venture that relates to location products or related services for the mobile services industry.

A business, division, or product group shall be deemed to be in “Competition” with the Company or its subsidiaries if it is engaged in or has taken concrete steps toward engaging in the business of providing (A) software that enables Internet connectivity, or enables or provides data services, on mobile devices (such as messaging and location or location related services) to communication service providers or enterprise customers, or (B) messaging software to communication service providers, Internet service providers or enterprise customers, either as carried on or being developed by the Company or its affiliates as of the date of your termination

Notwithstanding the foregoing, you may own, directly or indirectly, solely as a passive investment, securities of any entity traded on any national securities exchange or automated quotation system if you are not a controlling person of, or a member of a group which controls such entity, and you do not, directly or indirectly, “beneficially own” (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, without regard to the sixty (60) day period referred to in Rule 13d-3(d)(1)(i)) one percent (1.0%) or more of any class of securities of such entity. The Company understands that you expect to serve as a member of the board of directors of certain other companies and agrees not to unreasonably withhold consent for you to serve in such capacities either during or after your employment with the Company.

In the event you are terminated by the Company without Cause, the period by which you shall be bound by the non-compete provision set forth above shall be reduced by fifty percent (50%). As used herein, “Cause” shall mean: (1) the failure to perform your duties as an employee of Openwave, after receiving notice of your performance deficiency and being given thirty (30) days to cure such a deficiency; (2) any material breach of this Agreement or the Openwave’s Confidential Information and Inventions Assignment Agreement; (3) your conviction of, or entry of a plea of guilty or no contest to, any felony or other crime involving moral turpitude; or (4) your commission of any dishonest or disloyal act against Openwave or any other conduct constituting a material violation of Openwave’s reasonable policies regarding the conduct of employees.

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For purposes of Federal Immigration Law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your Start Date, or our employment relationship with you may be terminated. You will also be required to sign the attached Confidential Information and Invention Assignment Agreement in which you will be asked to protect the company’s confidential information and to assign to the company any inventions produced in the course of your work. This Agreement as well as the Confidential Information and Invention Assignment Agreement will be governed by the laws of the State of Colorado.

Please review these terms to make sure they are consistent with your understanding. If so, please sign one copy of this offer letter as a formal acceptance of our offer. Please return the signed offer letter to Jon Shantz or Douglas Solomon.

Your acceptance of this offer represents a unique opportunity for both you and the Company to grow and to succeed. We thank you for the commitment you have made to our common vision and look forward to working with you.

Accepted by:

/s/ JON SHANTZ Jon Shantz SVP, Corporate Development	/s/ DAVID HOSE David Hose MAY 28, 2002 Date